July 26, 2010

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Peggy Kim, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Forward Industries, Inc.
Schedule 14A filed by LaGrange Capital Partners, L.P. et al.
Filed June 18, 2010
File No. 1-34780

Dear Ms. Kim:

We acknowledge receipt of the letter of comment dated June 25, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with LaGrange Capital Partners, L.P. (“LaGrange”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Schedule 14A filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A.  Our responses are numbered to correspond to your comments.

Schedule 14A

General

1.
We note that on the first page of the document you state that the solicitation is being made by LaGrange Capital Partners, L.P.  Please revise to indicate that the solicitation is also being made by each of the participants.

The proxy statement has been revised in accordance with the Staff’s comment.  See the first page of the proxy statement.

July 26, 2010

2.	Please disclose the record date for the consent solicitation, or advise us. Refer to Item 6(b) of Schedule 14A.

The proxy statement has been revised to disclose the record date for the consent solicitation in accordance with the Staff’s comment.  See page 2 of the proxy statement.

3.
We note that the request to call a meeting will be made on or after July 11, 2010.  Please revise to address whether there is a set deadline by which the requisite consents must be solicited in order to call a special meeting.  Please revise to describe any applicable provisions under the issuer’s governing documents or under state law.

The proxy statement has been revised to address whether there is a set deadline by which the requisite consents must be solicited in order to call a special meeting. See page 7 of the proxy statement.

Background and Reasons for Solicitation, page 4

4.
Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists.  Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.  Please provide support for any statements relating to the company’s financial and market performance, including but not limited to the following assertions:

•	“Since our initial investment, we have become deeply concerned with the Company’s poor financial performance and what we believe to be the Board’s ill-conceived acquisition strategy.”

•
“...we believe certain members of the Board have engaged in a unilateral scheme to diminish shareholder representation, disenfranchise shareholders and entrench themselves while also relinquishing substantially all of their financial ties to the Company.”

Please mark any supporting information that you provide to clearly identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify all sources of any data used.

The proxy statement has been revised in response to this comment to remove these statements.  See page 4 of the proxy statement.

Written Request Procedures, page 6

5.
Regarding revocation, you state that shareholders may revoke by delivering a written revocation.  Please revise to describe all the legal requirements for an effective revocation, including whether it must have a later date and whether the revoking shareholder must state the number of shares held.  Please also state whether a later dated request card will constitute an effective revocation.

The proxy statement has been revised to describe all the legal requirements for an effective revocation and to state whether a later dated request card will constitute an effective revocation. See page 7 of the proxy statement.

July 26, 2010

Solicitation of Requests, page 7

6.	Please disclose the estimated costs of the solicitation by .filling-in the blanks.

We acknowledge the Staff’s comment.  Supplementally, we confirm that all blanks relating to the estimated costs of the solicitation will be completed in the definitive filing of the consent solicitation statement.

7.
We note that consents may be solicited by mail, telephone, telegraph and in person.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or by correspondence must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding in your response letter.

We acknowledge the Staff’s comment.  Supplementally, we confirm the LaGrange Group’s understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or by correspondence must be filed under the cover of Schedule 14A.

Consent Card

8.	Please revise to indicate in bold font at the top of the consent card that the solicitation is not on behalf of the Company.

The proxy statement has been revised to indicate in bold font at the top of the consent card that the solicitation is not on behalf of the Company. See the consent card.

9.
Please revise to afford security holders an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to your request to call a special meeting.  Refer to Rule 14a-4(b)(1).

The proxy statement has been revised to afford security holders an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to the request to call a special meeting.

10.	Please revise to refer to the applicable bylaw provision which you believe authorizes you to call a special meeting.

The proxy statement has been revised to refer to the applicable bylaw provision which you believe authorizes you to call a special meeting.  See the consent card.

*     *     *     *     *

July 26, 2010

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky